Exhibit 99.1

Nano Labs Starts Accepting Payments in Bitcoin

HANGZHOU, China, November 11, 2024 /Globe Newswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that the Company has set up a Coinbase account and starts accepting payments in Bitcoin in exchange for its products. This strategic move marks the Company’s commitment to embracing the latest in financial technology and enhancing its global transaction capabilities.

In response to the increasing demand for digital currency transactions in the technology sector, Nano Labs has taken this step to provide clients and partners with greater payment flexibility. As cryptocurrency adoption continues to grow, particularly among businesses seeking efficient and secure cross-border transactions, the Company’s acceptance for payments in Bitcoin highlights its proactive stance in the evolving digital economy.

Nano Labs’ acceptance for payments in Bitcoin aligns with its long-term vision of staying at the forefront of technology advancements and delivering added value to clients worldwide. With this new capability, the Company is positioned to attract a broader range of partners and customers who value progressive financial options.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab's Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com